# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rigetti Computing, Inc., CIK 0001838359
CUSIP: 76655K103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 775 HEINZ AVENUE, BERKELEY, California (CA), 94710
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001389256

## Reporting persons
- American Assets Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 7,221,216; aggregate amount beneficially owned 7,221,216 (2.6% of the class)
  Comment: American Assets Investment Management, LLC (AAIM) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. As of 12.31.2024, the securities reported in this Schedule 13G were held by Insurance Company of the West (ICW) in a separately managed account to which AAIM serves as the investment adviser. AAIM has entered into an investment management agreement with ICW whereby ICW has given AAIM trading authority, including the discretionary power to dispose of the shares, in the separately managed account. However, the securities reported in this schedule are owned by ICW and AAIM disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.
- Insurance Company of the West: type of reporting person: insurance company (IC); citizenship or place of organization: California (CA); sole voting power 7,221,216; shared voting power 0; sole dispositive power 0; shared dispositive power 7,221,216; aggregate amount beneficially owned 7,221,216 (2.6% of the class)
- Ernest S. Rady: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 7,221,216; aggregate amount beneficially owned 7,221,216 (2.6% of the class)

## Item 1. Issuer
Name of issuer: Rigetti Computing, Inc.
Address of issuer's principal executive offices: 775 HEINZ AVENUE, BERKELEY, CALIFORNIA, 94710.

## Item 2. Person Filing
Name of person filing: American Assets Investment Management, LLC, and joint filers (see Item 7)
Address of principal business office or, if none, residence:
3430 Carmel Mountain Road, Suite 150
San Diego, CA 92121
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,221,216.00
Percent of class: 2.6
Sole power to vote or to direct the vote:
American Assets Investment Management, LLC - 0
Insurance Company of the West - 7,221,216
Ernest S. Rady - 0
Shared power to vote or to direct the vote:
American Assets Investment Management, LLC - 0
Insurance Company of the West - 0
Ernest S. Rady - 0
Sole power to dispose or to direct the disposition:
American Assets Investment Management, LLC - 0
Insurance Company of the West - 0
Ernest S. Rady - 0
Shared power to dispose or to direct the disposition:
American Assets Investment Management, LLC - 7,221,216
Insurance Company of the West - 7,221,216
Ernest S. Rady - 7,221,216

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 7 Exhibit attached.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
See Certification in the document attached.
See Joint Filing Agreement in the document attached.

## Signatures
- American Assets Investment Management, LLC: Ernest S. Rady, Chief Executive Officer, Trustee of Managing Member (02/13/2025)
- Insurance Company of the West: Nicole Rathsam, Senior Vice President, Chief Financial Officer (02/13/2025)
- Ernest S. Rady: Ernest S. Rady, Individual (02/13/2025)